                                                                    Exhibit 99.5

                                      WIPRO
                             EVENING CONFERENCE CALL
                                  JULY 18, 2003

MODERATOR: Ladies and gentlemen thank you for standing by. Welcome to the Wipro's earning call for the quarter ending June 30, 2003. At this time, all participants' are in a listen-only mode. Later we will conduct a question and answer session, instructions will be given at that time. If you should require assistance during the call, please press * then 0. As a reminder, this conference is being recorded. I would now like to turn the conference over to Mr. Sridhar Ramasubbu of Wipro, please go ahead.

SRIDHAR: Good morning ladies and gentlemen, and good evening to the participants across the globe. I am Sridhar Ramasubbu, and along with Lan and Anjan we handle the investor relations for Wipro. We extend a warm welcome to all the participants from US, UK, and elsewhere to Wipro's first quarter results and the earnings call for the period ending June 30, 2003. We have with us today, Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapathy, Chief Financial Officer, who will comment on the US GAAP results for the quarter ended June 30, 2003. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President of Wipro Infotech, Mr. Raman Roy, and other senior members of the management team who will be happy to answer the questions you have. Before we go ahead with the call, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on management's current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with Securities Exchange Commission in the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. The call is scheduled for one hour; the presentation of the first quarter results will be followed by a question answer session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. Ladies and gentlemen, over to Mr. Azim Premji, Chairman and Managing Director, Wipro.

AZIM PREMJI: Good morning to you. Your board of directors in the meeting held this morning approved the accounts for the quarter ended June 2003. Our results have been mailed to those registered with us and are also on our website. Let me share with you some of our thoughts no how we see the environment. Our strategy of becoming a comprehensive IT solutions provider is beginning to be reflected in our operations and in our operating results. Revenues from business process outsourcing, which was nil last year, is now about 9% of our services exports revenues. Consequent to the acquisition and internal initiatives our revenue from consulting services is now approximately 5% of our revenues for our global IT business segment, up from almost zero base a few quarters ago. We have significantly enhanced our ability to serve various industry sectors, the most recent example being the augmentation of our offerings in the area of financial services through our acquisition of Nervewire. Meanwhile, we continue to grow our traditional services lines, including infrastructure management and package implementation. In sum, we believe that we are moving in the strategic direction that we desire. Operationally though challenges in the near term continue. During the earnings call for our last quarter results, we spoke of the pressures in the pricing environment. We saw that that manifested in price drops in work performed offshore as well as onsite in the quarter ended June 30, 2003. Additionally, the recent appreciation of the rupee against the US dollar has added a new challenge since the majority of our revenues are in dollars, and a significant part of our cost are in rupees. Although proactive hedging did help us in maintaining the exchange rates in this quarter, we believe this will remain a difficult challenge for us to manage effectively. Acquisitions pose challenges in terms of successful integration and driving synergies, not to mention the short-term dilution in margins. Our experience in this regard so far has been satisfactory. Both Wipro Spectramind and our energy and utilities consulting practice have demonstrated synergies and turned in profits for the quarter ended June 2003. The charge that resulted from our acquisition of Nervewire has been reflected in this quarter's results. On the positive side, volume growth continues to be robust across verticals. Customer interest in offshore IT services continues to be high. The market for IT enabled services continues to grow and at a healthy pace, and we believe that with our leadership and track record of Wipro Spectramind, we are well positioned to lead this growth. We are also seeing increased traction in our product R&D technology business. We believe that unlike in 2002-2003, we will not experience a significant drag on our overall growth rates resulting from a decline in our product R&D technology business.

Going forward in our global IT services and products business, we will continue to pursue a strategy of becoming a comprehensive provider of IT services. In the same breath we will continue to aggressively pursue growth in revenues and in profits. I would now request Mr. Suresh Senapaty our CFO to comment on the result before we take questions.

SURESH SENAPATY: Good morning ladies and gentlemen in US and good evening to ladies and gentlemen in India. During the quarter we completed our acquisition of Nervewire in May 2003. We are reporting the financial results from this business separately within our global IT services and product business segment. During the quarter ended 30th June 2003, we had a sequential revenue growth of 6.2% in our global IT services and product segment, which was comprised of 5.1% revenue growth in our services component of our global IT business and 19.3% growth in our IT enabled services business. We are consolidating our IT enabled services business segment base and into our global IT services and products business segment as of this quarter and I will touch on this in greater detail in a moment. A 5.1% growth in the services component of our global IT services segment was driven by 6.4% growth in the volume of the business, which was partially offset by 1.4% decline in our realization rate for work performed offshore and a 2.6% decline in our realization rates for work performed onsite at our client offices. The growth in our IT enabled services business was primarily due to growth in volume of business that was primarily offset by lower price realization of 0.5% and 2% lower utilization resulting from the net addition of over 1350 team members. For the quarter ending September 2003, we anticipate that we will continue to see volume led growth with soft pricing. We expect a slight recovery in operating margins for the next quarter excluding the probable impact of appreciation of the rupee. The improvement will be driven by increase in offshore services, improved utilization rates for our employees, and prudent cost management. Effective as of the quarter ended June 30, 2003, we have merged our IT enabled services segment into our global IT services and product business segment and consolidated the result for the purpose of our financial reporting. We believe at this revised presentation reflects our view that our IT enabled services and business process outsourcing business is essentially a horizontal service that we are offering to existing and prospective clients of our global IT services and product business segment. In an effort to provide greater transparency of our operation performance we are also providing information regarding the performance of our subsidiary Wipro Nervewire Inc. separately. We will now be glad to take questions from here.

MOSHE KATRI: With respect to the ongoing re-negotiations with your existing legacy client base, maybe you can give us an update on where you are in this process in terms of re-pricing engagements, that is number 1. Number two, you did mention an impact or a loss from Nervewire that was reflected in your number, was there also a loss or continuing losses from the AMS acquisition, and then is there any way to quantify those losses in terms of the impact on margins and it seems that if you add back the losses from Nervewire and the charge that you took, it seems that your EPS number was pretty much in line with consensus. Can you comment on any of these things?

VIVEK: I think that, let me take this one at a time, as far as AMS is concerned, it turned a profit for the quarter, so it is not at our normal operating margin, but it was in the black. In terms of pricing with existing customers, those contracts come up through the whole year, we don't have a big bang in any particular quarter, and what we are seeing is that we are able to get some, I should say, a better price performance than we have had in the past in terms of price discounts. So I think things appear to be improving again, not reaching the positive yet, but not as sharply negative as they used to be. In terms of the Nervewire loss, that did include both an operating as well as a one-time retention loss, retention payment, and the reason for the operating loss was because revenue came in lower than what we were expecting driven by couple of client push outs.

SENAPATY: We had in fact, the reported figure for this June 2003 is about 105 million rupee, which is about 2.2 million dollars, and next quarter because, like, there are three components on the bonus, one is a 100-day integration bonus, and then followed by one year and second year payment, and that gets accrued on a regular basis. So, we will see a similar kind of a loss figure in the current quarter too going forward. So, like Vivek mentioned about the utility practice where last few quarters we had posted a loss of about 100 million rupees, and in the current quarter, that is the quarter ending June, it has turned out to be decently profitable. This particular acquisition of Wipro, Nervewire, I think would perhaps take few more extra quarters for it to show a profit. And therefore, we thought it will be relevant for us to show that separately in a very transparent way.

MOSHE: Okay sir. We should expect further impact on profits from Nervewire, you said, for the next few quarters.

SENAPATY: That is right. In the coming quarter, it will be there, and perhaps, you know, it will take perhaps another one or two quarters for posting profits.

MOSHE: Okay. And then finally, the tax rate seemed a bit lower during the quarter, can you comment on that and can you provide any guidance for the effective tax rate for the remainder of fiscal 04.

SENAPATY: Yeah, the tax rate is a little lower compared to last year because, if you know in India there was a tax for one particular year, that was last year, 10% of the offshore profits were taxed, which is now no longer valid, and therefore the effect of that has come down in the effective tax rate.

MOSHE:  Okay.  Thank you.

MODERATOR: And our next question will come from the line of Ashish Thadani, with Brean Murray, please go ahead.

ASHISH: Good evening. Just to followup on that last question, could you break out for us a little more specifically total SG&A or anything that could be characterized as acquisition related integration and transition cost in this quarter? Your SG&A was 45 million dollars, excluding non-recurring items, what might that have been?

LAKSHMINARAYANA: Ashish, this is Lan. We typically do not differentiate between what is the one-time charge in that and what is the recurring expense on that, so I am afraid we would not be able to provide that breakup.

ASHISH: Okay, just to ask the question a little differently. SG&A as a percentage of revenue was about 18% and historically it has been 14 to 15% perhaps in that area. Can you talk a little bit about, you know, what we can expect going forward, you know, in terms of time frame just to understand some of the reasons and sustainability of this number.

BALKI: This is Balki here. We expect the number to slightly come down in the current quarter.

ASHISH: Okay. That is helpful. And, what would be an optimal sized contract in terms of profitability. It seems that as they become larger, there is pressure in terms of volume discounts and the like. At what stage do you see conversations taking that route?

VIVEK: Unfortunately, every customer is having that conversation. As I said, the lower frequency and less intensity over the last quarter, but regardless of size, you know, even if the customers are small, they hold out promise of great things to come.

ASHISH:  Okay.  Thank you.

MODERATOR: Our next question will come from the line of Girish Pai with SSKI Securities. Please go ahead.

GIRISH: Hi. Mr. Premji in the letter that you wrote to stake holders in the annual report, you mentioned that you would want to see Wipro transformed into a global systems integrator/consulting firm within the next three years. Should one assume that Wipro would be in an investment phase in the next three years, and one should not be expecting any great kind of profit growth over the next three years? Is there any specific time frame in mind where you think you are going to continue to invest in acquisitions and sale and marketing, and after that we should see profit growth come through.

AZIM PREMJI: I think, we have broadly reached an optimal level as a percentage of sales of our investment in sales and marketing. If you have noticed, particularly over the past two quarters, we have reached a plateau in our investment in sales as a percentage of revenues, and what incremental investment you have really seen is brand building, and public relations events in terms of building a stronger loyalty with the customers. So, I think you will see stability in our investment in sales and marketing as a percentage of sales going forward. If anything in this quarter, you will see it becoming a little tighter because we are prioritizing certain expenses, which we can prioritize. And with growing sales, we will not be growing our sales and marketing in proportion to those sales. In terms of acquisitions, we have followed an approach of a string of pearls approach. We are doing medium to small size acquisitions, refining the specific strategic requirements they are fitting in terms of building in strong domain skills, strong customer set, or strong consultancy skills, which we can use for full proof business. Our experience in what we have done in AMS, if we are able to repeat in Nervewire, which we are confident we will, and if we are able to repeat in subsequent acquisitions, which we do, which will be the criteria for those acquisitions, you should see the absolute value of the depression of our operating margins as a result of our acquisition not terribly significant, maybe 1 to 2% a quarter. That investment we will continue to make, but we will see into it as a cumulative effects of it is not more significant than 1 to 2% per quarter, maybe 3% a quarter at maximum.

GIRISH:  Yeah, and just continuing with....

AZIM PREMJI: Objective in our base business is to be working on improving our operating margin, which is what Suresh Senapathy, our CFO, has a made a comment on.

GIRISH: Yes, just continuing on that, is there any specific time frame within which you would want to fill the gaps in vertical expertise as well as any skill sets that you would want to acquire, or is this acquisitive mode going to continue for a longer period of time, say more than two years, or is it, you have a time frame in mind within in which you want to complete the, you know, fill the gaps.

VIVEK: I think that, you know, we have been looking at acquisitions from the day that we listed our ADRs. We did not move till this year because we did not see value for money until then. I think that that continues to be our approach. The properties come up opportunistically and we have a pretty disciplined approach to assessing them. So, I would say that, you know, I don't think that our intention is that we are going to make several acquisitions over the next six months and then stop. I think that we have to be open to making none in the next six months if there is no property available at a good price, or that, you know, we should have, you know, continue on till the next year, two years, if properties make sense. What we do know is that we have a specific charter in mind when we are making acquisitions, which is to increase our footprint in terms of customers and the kind of skills and services we offer, and therefore it is unlikely that we would make multiple acquisitions in the same vertical. I think once we make an acquisition in one vertical, will likely to be done with that, but you know there are more verticals to serve and we are constantly looking. So I don't think we have prescribed ourselves either a time boundary or a specific thing. Now, we would like for all acquisitions to be similar to our experience with Wipro Spectramind and American Management Systems, managing utility consulting business, which is that they take about a quarter to get into the black, but sometimes with acquisitions it is impossible to call with such precision upfront, and sometimes you trade off a lower purchase price for perhaps taking a longer P&L hit. So, we have to take a look at the overall economic cost.

GIRISH: Yeah. Just one last question on Nervewire. I heard the annual revenue run rate for Nervewire was somewhere in the region of 20 million when you acquired, but now it seems to be somewhere in the region of 10 million, has something changed in the company.

VIVEK: We actually have consolidated for two months this quarter. So, you see two months impact.

GIRISH:  Okay, thank you.

MODERATOR: We have a question from the line of Mitali Ghosh with Merrill Lynch. Please go ahead.

MITALI: Hi. I actually wanted to understand the volume environment a little better. You know, the volume outlook would you say that it is better today than it was in April, and what would be the reasons for that other than that fact that, you know, Iraq and SARS is obviously behind us.

VIVEK: Actually we didn't really quite have a big impact of Iraq and SARS, so I can't say that that was either dampener or a plus, frankly, but I think that in terms of the volume outlook, I think it is slowly improving. I mean, we are not seeing any significant cliff change last quarter to this quarter. We are just seeing it as being a steady continuous increase in customers wanting to go offshore, wanting to work with companies like Wipro, scaling projects, etc. So, we are seeing steady growth, not any quantum shifts.

MITALI: Right. And, you know, would this in your sense be because customers possibly say it is a better business environment for themselves, and also are you seeing a demand from maybe some of the newer services areas as in, you know, maybe infrastructure management or systems integration etc.

VIVEK: I think that if you look at our, you know, range of services, I think package implementation continues to be growing faster than the overall average. Consulting is certainly growing, particularly as we made acquisitions. But if you look at the clients themselves, I think that clearly there is an expectation that business investment has returned, and with that return of business investment there is more investment in strategic kind of projects that customers want to do, I mean, if I just look at, you know, we opened 38 new accounts this year, and if I look at the kinds of works that we are doing, we are doing online marketing, disaster recovery programs, portals, web provisioning. So, really, customers, you know, coming back and investing in the kinds of things that they feel will give them competitive advantage. So, yes, I do agree that growth is linked to that increase in business investment.

MITALI: Right. And, you are saying that you are seeing an improvement in development, spending on development work as well.

VIVEK: That is right. And the other thing that I pointed out is on the technology services where what we are seeing is the interest in getting R&D work done out of India is really growing, and as a result we saw in the telecom equipment business a 10% sequential growth, and in the embedded and product engineering business about a 5% sequential growth linked to the fact that in the telecom business, the telecom companies are not growing their Indian development centers as fast, and so we are getting a bigger slice of that, of their effort to India versus the other industry factors where they are scaling their own India centers faster.

SENAPATY: For the sake of record and for Ashish's question, let me take this opportunity of clarifying one point that Ashish raised saying, the SG&A has gone up from 15% to 18% in the quarter ending March to June. Yes, that is true so far as Wipro corporation as a whole is concerned, but if you look at the global IT services per se, the SG&A has gone up from 15.1% to 15.6%, and the point that we talked about in terms of indication is that next quarter we expect it to be lower so far as global IT is concerned. And so far as Wipro Corporation is concerned, why it has gone up, because typically in quarter four, you know, that the Indian IT products and services business peaks in the fourth quarter. So, the first quarter is the worst quarter in the four quarters. So, therefore if you look at the Indian and Asia Pacific IT services products and business is concerned, the SG&A has gone up from 13.2% in the quarter ending March to 24% in the quarter ending June. So, that tends to taper off going forward, and therefore that is the play of the mix that there is a three-percentage point increase in the SG&A for Wipro corporation as a whole. Thank you, you can go to the next question please.

MODERATOR: Our next question comes from the line of Ed Caso of Wachovia Securities. Please go head.

ED CASO: Good morning. Thank you for taking my call. I just wanted to get some clarification on pricing trends, may be on a sequential basis, and may be if you could describe how pricing and discounts are working at your various level of service offerings, high and low and BPO, etc. Thank you.

VIVEK:  May be I will ask Raman to start out with BPO side.

RAMAN: On the BPO side, pricing continuous to be challenging. The people in the market place who are making offerings, that at least in our opinion are not commercially viable, and while some of these players who offer prices are not necessarily chosen by the customer to fulfill the needs of the customers, they definitely create a negotiating point for the partners that the customer chooses. We do see some change happening. We see some responsible behavior coming back in this quarter, but there is a significant distance that still has to be covered, and as of today, it continuous to be a challenge.

VIVEK: I think on the technology side of the business, we have had price drop of 2.6% onsite and 1.4% offshore on a sequential quarter basis, so we have seen that sequential price drop. What we are seeing also is that on an aggregate basis, customers for new accounts have come in on an offshore pricing basis at higher than the overall average, in other words, new customers are helping us move the average up.

ED CASO:  Now is that a change from where you have been?

VIVEK:  I am sorry, go ahead.

ED CASO: Is that a change from recent quarters where the incremental pricing was pulling your numbers down?

VIVEK: Yes, actually we did go through a period where incremental pricing was pulling us down and there has been a change since then.

ED CASO: My second and last question relates to the multinationals, Accenture, EDS, IBM, and so forth. How aggressive they are in the market, has it been on the hiring side, has it been on the pricing side, is it only within their client base, can you just give us an update on how they are, what they are doing today, and is that more or less aggressive than three or six months ago?

VIVEK: Well, if you recall last quarter for some reason everybody thought this is all over the place, and we said, no they are not, and I think this quarter what we can say is that they are becoming more aggressive. We are seeing them in more instances. First of all, let me bound that, they are only competing in customers that are already theirs, so in fact, in some sense, it is a protectionist approach from their point to protect their customers. But, in the last quarter, we saw them competing aggressively for combined onsite offshore bids. This quarter in a couple of instances, we actually saw them competing for pure offshore bids and I think that they have do have a disadvantage left still, so I think that they don't have the same credibility that they you know that we do frankly in terms of a global delivery process, but we are seeing them being more aggressive even on pure offshore bids.

ED CASO:  Thank you.

MODERATOR: Our next question will come from the line of Doug Dillard, with Standard Pacific. Please go ahead.

DOUG DILLARD: Hi great, Thanks. My question is a followup on Ed's question there on pricing. It is interesting that you mentioned pricing and installed base is reason for the decline versus the spot pricing bringing that average up, does that imply that the deals with your installed customers are larger and that is why the pricing is down, on a like-for-like basis, on the project size basis, is it lower with your installed base than on spot?

VIVEK: Actually you know there are two different factors here. One is that existing customers have price points that were set earlier, and as a result, the year-on-year increases in prices revenue when we were going through the increases in prices were not as high for them as it was new customers. When it came to price reductions, the amount of price reductions have been pretty similar in terms of existing and new customers, but because new customers were coming in at a higher base, the impact was lower. But the biggest driver in terms of our comments that our profitability is doing more by distinct price reductions than new price reductions is the fact that last year over 90% of our revenue was exiting customer revenue, and therefore, even if we gave a price discount on new customers, it had a much smaller impact on overall P&L than any reduction we did for existing customers.

DOUG DILLARD:  And what is the percentage now with the new customers?

VIVEK: I don't think we have released the existing verus new customer data, but all I can say is that the new customers are better than average in terms of the overall average.

DOUG DILLARD: Okay, great. The other question I have is on the onshore-offshore mix, just to make sure I understand the comments that were made. Are you moving, did you mention that you are going to move sequentially your offshore mix higher, is that on an overall accompanied basis between IT services and products or is that within IT services, actually offshore mix is going to be higher than this quarter?

VIVEK: I think we will slightly improve it. The biggest drivers for increases in our onsite mix has been that, although everyone of our practices has actually increased its offshore mix, our mix of practices has changed to be lean more towards the onsite centric, which is the consulting services through the acquisitions we have made as well as the package implementation services. As a result, even though on an individual practice by practice, we have had improvements in onsite offshore ratios, our mix shift has resulted in an overall onsite ratio increase. We are calling for a slightly better offshore mix, primarily because we do think that some of the offshore services will pick up, particularly on the

R&D services side, but we don't see any significant shift because of that underlying secular trend of the kind of practices that are selling better.

DOUG DILLARD: Okay, but that comment was in aggregate, looking at IT services and the products business together, in terms of...

VIVEK:  We don't really have a products business, so you know...

DOUG DILLARD:  R&D businesses kind of...

VIVEK:  That's right, the product engineering business total, right.

DOUG DILLARD:  Okay, alright thanks.

MODERATOR: Our next question comes from the line of Lakshmikanth with HSBC. Please go ahead.

LAKSHMIKANTH: Yeah hi. Is it possible for us to have a breakup of how your $210 million guidance for the next quarter breaks up in terms of the IT services and the BPO on the first cut, and if possible, since you propose to track your IT services revenue, propose to track the performance of Nervewire separately and report it, if it is possible to break the IT services component into what is excluding Nervewire as well?

VIVEK: What I think the first and foremost, Nervewire does get excluded because you have a separate segment reporting on Nervewire. Secondly, with regard to the reporting between IT-enabled services and IT, I do think we provide some level of detail in the data sheets that we have sent out, so I think that also continues to provide the data that you need. The only which we don't divide it up in terms of the difference between IT-enabled services and IT is our guidance for the next quarter in terms of what comes from IT-enabled services and what comes from IT.

LAKSHMIKANTH: You would appreciate the principal motivation for asking this question is, I was just trying to understand, given the constituents that are going into this $210 million, you have an inorganic component, you have a fast growing BPO business component, and you have an application development and management business which is facing strong traction in the favor of offshore, despite putting all these three components, if I look it on a quarter-on-quarter basis, the next quarter guidance over this quarter on a like-to-like basis, it comes to perhaps something like 4.5% to 5% growth. I was just trying to understand what is keeping this number at such a low level, one would have expected given the constituents, may be to look at a consolidated basis somewhat a better number than the number that we are indicating.

VIVEK: Yes. I think that you know I mean as in every year we provide guidance based on what we think is our best guess estimate, we do beat guidance, don't beat it by whopping amounts, I mean we try to be as realistic as we can. Our own calculations indicate that its an 8% increase, perhaps we are talking dollars versus rupees, but you know in terms of sequential growth, but anyway, I think that our guidance is what it is, its tempting for me to breakdown for you, where it comes from and how, but I think we will resist that temptation for now.

LAKSHMIKANTH: Thanks a lot. We had just one last question. As a company, Wipro has been perhaps more aggressive than its peers in terms of inorganic growth strategy and management has shown considerable courage in going ahead with doing what they considered to be right in the face of near term margin drops. You said that you evaluate your acquisitions on the likelihood of those acquisitions meetings, certain satisfactory IRR criteria, we obviously do not know what these are, but you were a direct and external party like us, to certain landmarks or goal posts or milestones that indicate that your acquisition strategies indeed making you better than what would have been otherwise had you just gone on a pure organic growth strategy like some of your peers are doing, what do the milestones or landmarks or goal posts be in terms of specifically superior growth targets?

VIVEK: I think that if you look at our Spectramind acquisition, which is now a year in the taking, I think that we have met all targets in terms of the growth rates, the profitability, etc. Since we don't give guidance for more than a quarter out, it would be difficult for us to give guidance on something that is even more specific for a year or year and a half out. I think in terms of the other acquisitions, it is too early to tell, I mean it is too early for us to do the victory laps here in terms of whether the AMS has been successful and how much it has given us in terms of incremental revenue. What we do know is that it has given us incremental revenue; it has given us incremental pricing power, and those numbers get reflected in terms of the aggregate numbers. So, I would say that all in all we continue to feel pretty comfortable that its something that we needed to do, I think many of you had been also telling us, so it is not that we just vented it alone, but many of you had been telling us that it was about time for us to go on and make acquisitions. So, I think it is a strategy, it is difficult to give you guidance beyond the fact that so far we are satisfied with the acquisition that is a year old, we are satisfied with the acquisition that is a quarter old, and it is too early to get satisfied or dissatisfied with the acquisition that is half a quarter old.

LAKSHMIKANTH:  Thanks a lot and all the best for your future.

ANUPAM: One small question. I think this is for Mr. Premji if you can answer. I think what we are seeing is there is a increasingly a very similar sounding strategy from all the leading companies, I mean when I mean leading companies, the top five companies of the country which share the largest pie, and now you have even the global coming in and echoing a similar sounding strategy. I just want to understand what differentiated positioning this company is aspiring for going forward, when we say Wipro, two years down the line, what would that signify which is different from the five tier one Indian if you may and a couple of global that have made the marks?

VIVEK: We make soap and nobody else does! I think that this is the way we have to look at us differentiated strategy is that nobody else has that combination of IT and Consumer products! Nobody else has the combination! I know it is getting late in the evening here, but you know nobody else has the combination of the process quality that we have in terms of the offshore delivery capability and that consulting capability that as close to the customer as we can get through acquisition approach as well as subsequent growth. So, I think our goal is going to be that when a customer talks to Wipro, they are comfortable that we know how to manage this global delivery model while at the same time servicing them at their site in a much better way in terms of giving them ideas and what to do next. We think relative to the global multinationals, they will still be struggling to be able to demonstrate that global delivery. Their approach seems to have been to kind of pooh-pooh the whole India thing and say well you know we have had 22 centers in all these poor countries and so of course we know how to do this and customers are quick to see through that saying well actually all those centers served the local markets, you don't know anything about global delivery. Similarly, on the Indian competitor side I think more and more, we are seeing the differentiation between the factory model as well as the sort of end-to-end consulting to implementation model, and I think that will also create differentiation against those. So, you know can we crisply say word blue and everybody else is green, no, but I think that to a customer they should expect to see a difference in the quality of deliverable.

ANUPAM:  Right, thank you very much and best of luck once again..

VIVEK:  Thank you.

MODERATOR: We have a question from the line of Mr. Trideep with UBS. Please go ahead.

TRIDEEP: Yeah hi. My question to the management is, if you could give a sense, one you talked about the G&A expenses could be lowered going forward, are there any other specific areas that the management is targeting from the cost cutting perspective as we roll out for the next quarter per se? Just a qualitative sense, if not quantitative.

VIVEK: I think that you know if you look at our biggest opportunities for cost management, they are both in variable cost as well as SG&A, and I think that it is difficult to sort of now begin to triangulate into which elements of variable costs we are going to go after, but I would say, ultimately that is what we have to do, so I don't want to give specific line item wise targets.

TRIDEEP: I see. And when you talked about in the Nervewire acquisition that some of the clients pushed back some of the projects, do you think those projects can come back in the next quarter or any sort of expectation, or it is going to be two or three quarters hence?

VIVEK: It is tough to tell. I wish, the thing with making an acquisition is that you are starting out with an uncertainty, and so I think that you know if you passed us the same question in the first quarter after we purchased the Wipro Spectramind assets or after we purchased the AMS assets, I think we would have not been able to give you a straight answer. So, I think that at any time you make an acquisition, there is a transition, you have got to work it with the customers, you have got to work it with the employees, that is what John Plansky, Girish Paranjpee are doing, and I think that we have to expect them to be able to pull this through, but it is too uncertain to give any sort of boldly optimistic call right now.

TRIDEEP: Sure. In terms of the customer ramp ups on the enterprise side, you said in the morning call that financial services is one area where you are not satisfied with, but rest of the other areas you are fairly comfortable with the scale up that like you know going forward the ramp ups are up to your satisfaction or even better, is that a fair statement to make?

VIVEK: Well, I guess, let me just, what I had said, somebody has asked me the question that in the financial services sector are you satisfied with the ramp ups, particularly was it is a customer limitation or your limitation, and I had mentioned it is our limitation, but if you say are we satisfied with our ramp ups, never; otherwise, we will stop growing. I think that in terms of the other businesses, we felt that the whole process of being able to scale those accounts, I think worked better, whether it was in the telecom or whether it was embedded or enterprise systems. I do think though that we are facing some challenges in terms of getting better the whole account management side, as you know, of our top 10 customers, 4 declined, 6 went up, we would like have seen all 10 go up, so I think that those are things that we have to figure out how to work with.

TRIDEEP:  Thanks a lot and best of luck.

VIVEK:  Thanks.

MODERATOR: Question from the line of Rahul Dhruv with Smith Barney Research. Please go ahead.

RAHUL DHRUV: Yeah hi, good evening. I was just looking at your guidance of $210 million, and if I assume a 15% sequential growth in the BPO business, then I will end up with a 7+% growth in IT service business, which is pretty strong, and I think that is the highest that you have given in a while. Now, is there is any acquisition or inorganic initiative embedded in this?

SENAPATY:  No, except the ones that has already been announced.

VIVEK:  That's right.

RAHUL DHRUV:  Sorry, which one is announced?

VIVEK: Nervewire. The latest we have announced was in May in Nervewire. Nervewire, EMS, and Wipro Spectramind, those are three acquisitions we have made, and those are three that are baked in to these numbers.

RAHUL DHRUV: I don't know why, I mean what would be the reason for such strong, sudden growth guidance for say services, I mean are you seeing something which we are not?

VIVEK: No, I think it is a slow healthy improvement. I mean you know guess I don't see it as being, you know if I look at the volume growth this quarter, it was 6.5%. If we can hold our pricing better than we did last quarter, more of that flows into the dollar revenue line. So, I think as I said, it is steady, last quarter was a steady quarter and I think the coming quarter looks like it is a steady growth thing.

RAHUL DHRUV: Okay. My second question was in the morning call you actually mentioned that you know when I mentioned about SG&A being so high suddenly, you said there are some provisions which you have made. What would be the nature of these and what is the outlook for those going forward?

VIVEK: I think that if you look at you know we have a provision for doubtful debts and the way that we do it is we have standard approach which Senapathy will explain in just a moment, but what that does is that it ages at a certain stage, we take them as a provision for doubtful debts. So, what we had over the last quarter was several of our receivable from very good customers aged beyond that limit, so the good quality receivables we expect to collect them this quarter, but as per our policy and we did not want to change policy for this, we did recognize them as doubtful debts. May be you want to talk Balki about the way that we handle this?

BALKI: The norm-based provision that we make is, we have two thresholds, debts that are entering the 180 days and debts that are entering the 365 days. Any debt, which is entering more than 365 days, we will provide 100% of that.

RAHUL DHRUV: Right, so that means you are saying that some of these receivable went to 365 days.

BALKI:  Many of them crossed 180 days that is the reason.

VIVEK: Basically there are two marks, 180 and 365. So, we have some cross the 180-day mark, which is about 70% and the balance is taken after 365 days.

RAHUL DHRUV:  And what percentage would this be of SG&A, I mean 1% or 2%.

VIVEK: Well this quarter if you look at June'03, we had an additional hit of about 0.7%.

BALKI: That is in last quarter that is Q1, we got hit for 1% and previous quarter it was 0.3%; the differential is 0.7%.

RAHUL DHRUV: Okay great. On the outlook for the subcontractor revenues, you have a subcontractor revenues where you give out business to consultants, any thing on whether that can go down or will continue to be the way it is?

VIVEK: Actually for us it will be other way round. Most of our contractors, I mean it is not where we have hired consultants, but where we have hired resources perhaps for you know lower skill people or for people that we felt we could hire from the market short term at a lower cost than our own cost, so as a result the, you know skill sets we are saying it is for, so as a result you know net-net that contractor bucket is not necessarily a significantly higher cost driver.

RAHUL DHRUV: Okay. I had just one last question actually, on utilization rates, you have gone to a recent high of 70%, do you think you can retain this or how higher can you go from here?

VIVEK:  I am sorry, could you please repeat that question?

RAHUL DHRUV:  Yeah, utilization rates were at 69% this quarter.

VIVEK:  That is right.

RAHUL DHRUV: Yeah, and do you think you can go any further higher and can you retain these levels?

VIVEK: I think that we are certainly going to retain these. I think going higher, you know, the climb gets much tougher as we go forward from here, but we would like to be able to improve this further.

RAHUL DHRUV: Okay great, one last question is on infrastructure outsourcing that business has actually shrunk quarter-on-quarter and it was one of the high-growth segments, I mean anything specific there is happening?

VIVEK: I think that really relates to two very specific accounts that ramped down, but overall you know we continue to see good interest in that service, but we had two accounts where the fairly large projects ended.

RAHUL DHRUV: Right, because it is never managed through like you know to pass the 8% level it has always gone up there and come back and do you really it take off in a very big way because you know last time when we went to your campus we were really impressed by the that whole business was really shaping up.

RAMAN: We see a huge opportunity for this business and we think we are very well positioned to grow this business. While as Vivek articulated what happened for this decrease on two specific accounts to last quarter that we have a healthy pipeline and we see some great opportunities going forward on this.

VIVEK: Incidentally, Raman Roy was that person and he being Chief Executive and Chairman of Spectramind he also heads the Technology infrastructure support services business.

RAHUL DHRUV:  Right, thank you very much gentlemen.  Good luck.

MODERATOR: We have a question from the line of Tim Byrne of Robert Baird. Please go ahead.

TIM: Thanks for taking my call. I just had a followup on the kind of the volume outlook perspective. Can you kind of peal out at one more layer for us that you mentioned in package implementation was strong, some sense of across what types of packaged ERP versus supply chain etc. And then could you please remind us in your BPO business, and BPO means a lot of things to lot of different people, where in BPO you see strength.

VIVEK: Sure. I think in the package implementation business our ERP business is the one that is growing. I think you know within that we are seeing strong traction in PeopleSoft, actually PeopleSoft probably is number one and then may be Oracle. Supply chain is pretty dull and I would say customer relationship is okay. In terms of the business process outsourcing services, I will hand that question over to Raman Roy in terms of the kind of the services that are growing faster than others.

RAMAN: At this point of time we are seeing traction both in voice and non-voice services; however, in terms of top line, in terms of the number of people we see a larger opportunity on the voice side of the business. The non-voice side of the business, while given the amount of business that we do within Wipro Spectramind, we will range among the top five partners for the non-voice capabilities. On the voice side, per project the number of assignments we get, the number of people worth of business that we get is much larger per process, and that is what drives the growth there.

TIM:  Thank you.

MODERATOR:  And our next question comes from Girish Pai with SSKI
Securities.  Please go ahead.

GIRISH: Hi. Just to get back to the discussion on pricing, I think this was 9 months to a year back, we were discussing about pricing stabilization due to utilization improvement. Now, we are talking about the same thing at this stage, so, what change, I mean, in between you have seen pricing come of. So, how the things are different this time around and why should prices stabilize at the current levels. Can't what happened in the last six months happen again?

VIVEK: You know, I think that you are absolutely right, that is why we are not being terribly bullish about that, we are just pointing out what we are seeing. I would say the only thing that is different in terms of six months ago versus now is the fact that it is getting even difficult to hire good people outside. So, I think that, you know, initially we thought well if benches people will have a little bit more spine in their pricing, but given an infinite bench out their in the open market, people were willing to say, yeah, I can service this pretty easily, why not go for the incremental volume and incremental dollar margin. And, I think that what is happening now is that we are also beginning to see constraints on the supply side, and that normally is an indication of pricing stability, but people who are crazy and, you know, do silly stuff, I mean, you can never discount that.

GIRISH: If you mention that there is going to be a constraint on supply, do you see salaries increasing ahead of price increases or price stabilization?

VIVEK: Well, I think that most of us have already either given or have announced salary increases. So, for Wipro for example our BPO business got the salary increase on April 1. Our IT services business will get their salary increase on October 1. So, I think those are bait in, and since we are not getting any price increases, clearly they have no relationship to price. I think that what we understand is that while we have to be able to retain our employees, attrition is an issue. We have to make sure that particularly in our senior managers who guide the business and the middle managers who really handle the transitions that we hold on to that group and that is the kind of way we are looking at it.

GIRISH: Okay. On technology services, how sustainable do you think the current upturn that you have seen?

VIVEK: I actually, I mean, again this is my view, I am actually reasonably optimistic about it in the sense that I think that people are beginning to see the end of uncertainty, and the end of uncertainty means they can device their roadmaps and yet they know that situation going forward is not going to be, you know, tremendously profitably for the companies, and so there is a lot of pressure on cost, they want to come to India. The wild card in this is a mix between what Wipro gets and what they do with their own Indian development centers, and I think that is the one that is much tougher to call. I am very optimistic about the fact that India scoring as a larger share of R&D spending is given.

GIRISH: Okay. Just one last question, it is on onsite pricing, we have seen it come off, is there anything particularly different happening in the US or the customer countries which is leading to this situation.

VIVEK: No, I think, you know, you go through quarters when one goes up and one goes down, but there is no secular trend per se, I think this quarter we just saw it across the board both in onsite and offshore come down.

GIRISH:  Thank you.

MODERATOR: We have question from the line of Tim Byrne with Robert Baird. Please go ahead.

TIM: Yes, one quick followup question on the demand environment. Can you speak to the extent to which you are beginning to see, say in the US, more middle markets somewhat smaller company interests as opposed to the say the global 1000?

VIVEK: Yes, that is correct, but what we are finding is that many of those middle market customers are perhaps more onsite centric and, you know, really not as accustomed to the global delivery model, and also the pursuit cost in terms of SG&A are much higher. So, I would say, yes, we are seeing more mid market customers, but more of less showing up as project oriented versus you know large multiple year offshore development centers.

TIM:  Thank you.

VIVEK:  Can we have the last question operator?

MODERATOR: We have a question from Vasudev Jaganath with CLSA. Please go ahead.

VASUDEV: Hi. My question is related to the verticals. Can you give organic comparison of where you saw the growth in your major verticals and is there any significant change in trend there in.

VIVEK: I think that retail manufacturing on an organic base continue to show some strong growth, and the telecom and internetworking one. So, I would say those will be the three I would point to.

VASUDEV: From our calculations it does show that utilities saw a drop quarter-on-quarter, is that correct, or maybe we have it wrong..

VIVEK: I will have Sudip Banerjee who runs our enterprise business talk about that.

Sudip: Yes, there is small degrowth in the utilities business basically driven by one account, Transco, our largest account, and that is because Transco underwent management transition, they merged with National Grid, and as a result of their merger, the new management which came in, started reevaluating all their projects and that is result of the low growth in the energy and utilities segment, but we do think that that is a temporary phenomenon and we think that that will get corrected in quarters to come.

VASUDEV:  Thank you.

SRIDHAR: Thank you very much. The whole conference is available on www.wipro.com for replay, and in case you need any assistance please do get in touch with me through email or cellphone. Thank you very much. Shelly. The call is over.

MODERATOR: Thank you. Ladies and gentlemen that does conclude your conference for today. Thank you for your participation and for using HNT Executive Teleconference. You may now disconnect.